[MIC Letterhead]

July 5, 2016

Via Edgar

Mr. Ethan Horowitz

Branch Chief

Office of Natural Resources

United States Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 4628

Re:	Macquarie Infrastructure Corporation
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 23, 2016
Form 8-K Dated May 3, 2016
File No. 001-32384

Dear Mr. Horowitz:

Thank you for your letter dated June 27, 2016 addressed to Macquarie Infrastructure Corporation (the “Company”) setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission on the above-referenced documents. This letter confirms our conversation with Ms. Jennifer O’Brien on June 29, 2016, in which the Company requested and the Staff consented to a ten business day extension (until July 26, 2016) for the Company to respond to the Staff’s comment letter.

If you have any questions concerning this letter, please contact the undersigned at (212) 231-1799.

Very truly yours,

/s/ Liam Stewart
Liam Stewart
Chief Financial Officer